                                                                    EXHIBIT 20.1

PACIFICNET ACQUIRES CLICKCOM, A LEADING PROVIDER OF VALUE ADDED TELECOM SERVICES
                                    IN CHINA

-- Acquisition of Leading Chinese Mobile Internet Company Expected to be Accretive to 2005 Results

HONG KONG--(MARKET WIRE)-- December 16, 2004 -- PacificNet Inc.
(Nasdaq:PACT), a leading provider of value-added telecom services (VAS) in China, announced that it has entered into a definitive agreement to acquire a controlling interest in Guangzhou Dianxun Digital Network Technology Co., Ltd ("Clickcom"), a leading mobile internet company in China serving the four operators including China Mobile, China Unicom, China Telecom, and China Netcom. Clickcom offers a wide variety of wireless internet services such as SMS, WAP, and Java mobile applications. The acquisition should be completed in January 2005.

The purchase consideration for 51% of Clickcom is based on three times the anticipated earnings of Clickcom in 2005, payable 30% in cash and 70% in restricted shares of PACT. The purchase price is payable upon achievement of certain quarterly earn-out targets based on net profits, through the issuance of 130,000 restricted shares of common stock of PacificNet.

PacificNet will also warrants to purchase 50,000 shares of PacificNet's common stock, at a strike price based on the five-day Volume Weighted Average Price of PacificNet's common stock before signing the agreement.

The warrants are exercisable for a period of three years.

"This strategic acquisition is a compelling move by PacificNet to capture part of the rapidly growing value-added telecom services market in China," said Tony Tong, CEO of PacificNet. "We have high respect for Clickcom's business success and the strong telecom experience offered by their founders. We are planning further strategic moves in the VAS market which we believe will increase our customer base, revenue and profit fundamentals, and improve our shareholder value. We believe this acquisition should be accretive to PacificNet's revenues, profits, and earnings per share in 2005."

"With the early success of our value added telecom services in China, we believe the market potential is strong for our VAS products, especially for wireless SMS and internet content," said Wen Chu, CEO of Clickcom. "We believe our unique and innovative communication products will contribute positively to PacificNet's overall revenues and profits. We look forward to growing along with the PacificNet VAS platform. This transaction should create great synergies in management, sales/marketing and VAS technology.

With China being the largest and fastest growing telecom market in the world, with over 310 million mobile subscribers and 75 million wireless XiaoLingTong subscribers, we believe our strong experience in the mobile value-added services will contribute positively to PacificNet's bottom line."

About PacificNet

PacificNet Inc. (www.PacificNet.com), through its subsidiaries, invests in and operates companies that provide outsourcing and value-added services (VAS) and solutions in China, such as call centers, telemarketing, customer relationship management (CRM), business process outsourcing (BPO) and software development outsourcing, interactive voice response (IVR), mobile applications, and sales and distribution of telecom products and services.

PacificNet's clients include the leading telecom operators, banks, insurance, travel, marketing, and service companies, as well as telecom consumers, in Greater China. Clients include China Telecom, China Netcom, China Mobile, China Unicom, PCCW, Hutchison Telecom, CSL, SmarTone, Sunday, Swire Travel, Coca-Cola, SONY, Samsung, TNT Express, Huawei, TCL, Dun & Bradstreet, American Express, Bank of China, DBS, Hong Kong Government, and Hongkong Post. PacificNet employs over 1000 staff in its various subsidiaries through China with offices in Hong Kong, Beijing, Shenzhen, Guangzhou, and Shandong.

About Clickcom

Clickcom (www.mo168.com) is a leading mobile internet company in China, operating one of the most successful Internet portals in China serving the four operators including China Mobile, China Unicom, China Telecom, and China Netcom. Clickcom offers a wide variety of wireless internet services such as SMS, WAP, and Java mobile applications.

This news release contains forward-looking statements. Actual results may differ from any forward-looking statements contained in this news release due to a number of factors that could adversely affect PacificNet's business, financial condition, operating results and stock price. These factors are discussed in more detail in PacificNet's filings with the SEC at www.sec.gov.

Contacts:
     Jacob Lakhany
     Email: ir@pacificnet.com
     Tel: 605-229-6678
     Ed Lewis
     CEOcast, Inc. for PacificNet
     Tel: 212-732-4300